  The Dow Chemical Company and Subsidiaries                                                                                               EXHIBIT 2(d)(i)

AMENDMENT NO. 1 TO THE STOCK PURCHASE AGREEMENT

AMENDMENT No. 1 (this “Amendment”), dated as of October 1, 2009, to the Stock Purchase Agreement, dated as of April 1, 2009 (the “SPA”), among Rohm and Haas Company, a Delaware corporation (the “Seller”), K+S Aktiengesellschaft, a German stock corporation (Aktiengesellschaft) (the “Purchaser”), and, in each case, solely for purposes of Section 1(a) hereof, Morton International, Inc., an Indiana corporation (the “Company”), and Rohm and Haas Chemicals LLC, a Delaware limited liability company (“Chemicals LLC”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the SPA.

WHEREAS, the Seller and the Purchaser entered into the SPA pursuant to which the Seller agreed to sell, and the Purchaser agreed to purchase, the Shares, upon the terms and subject to the conditions set forth therein; and

WHEREAS, the Seller and the Purchaser desire to amend the SPA as set forth in this Amendment in accordance with Section 11.07 thereof.

NOW, THEREFORE, in consideration of the premises and mutual agreements and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the Seller and the Purchaser hereby agree as follows:

Section 1.                      Certain Insurance Matters.  (a) Section 5.06 of the SPA is hereby amended and restated in its entirety to read as follows:

“(a)     Except as specifically provided in this Section 5.06, the Purchaser agrees that, from and after Closing, it shall not, and it shall procure that any Purchaser Reorganization Transferee and each Morton Entity shall not, exercise any rights as insureds under the Seller’s or its Affiliates’ (other than any Morton Entity) past, present or future insurance policies or under any of their Self-Insured Programs (including any policies or programs issued or administered by Rohm and Haas Vermont Company (“RandH VT”)), other than (i) under any insurance policies issued by commercial insurers and acquired directly in the name of any Morton Entity or Self-Insurance Programs of the Morton Entities (which for the avoidance of doubt excludes policies issued by RandH VT); or (ii) with respect to the claims of any Morton Entity which have been reported in writing by a Morton Entity on or prior to the Closing Date, for which a Morton Entity shall be entitled to assert claims under the Seller’s or its Affiliates' insurance policies or Self-Insured Programs (including any policies or programs issued or administered by RandH VT).  Prior to the Closing, the Seller shall cause the Morton Entities to transfer, convey or otherwise assign to the Seller or one or more of its Affiliates all insurance policies issued by RandH VT to any Morton Entity (and/or the rights to coverage thereunder, except for the rights provided to Seller by Section 5.06(a)(ii) hereof).  For purposes of this Section 5.06, “Self-Insured Program” shall mean, with respect to any Person, all or any portion of: (i) insurance policies issued by a captive insurer of such Person, (ii) any deductibles, retentions or retrospective premiums under insurance issued to such Person by a commercial insurer, and (iii) any fronted insurance policies of such Person, whether by means of captive reinsurance, matching deductibles, indemnity agreement or retrospective premium payments.

(b)           With respect to events or circumstances relating to the Morton Entities that existed prior to the Closing Date that are covered by the Seller’s or its Affiliates’ (other than the Morton Entities) occurrence based liability insurance policies issued by commercial insurers (the “Occurrence Policies”) (which for the avoidance of doubt excludes policies issued by RandH VT and any Self-Insured Program), the Purchaser, any Purchaser Reorganization Transferee and the Morton Entities may, to the extent permitted by such policies and during the period from Closing until the earlier of (i) the last day for exercise of the Post-Closing Legal Entity Transfer Right or (ii) the exercise of such right (the “MII Transfer End Date”), make new claims and/or pursue existing claims under such policies; provided, that by making or pursuing any such claims, the Purchaser agrees to reimburse, or cause the Morton Entities to reimburse, the Seller and its Affiliates for any increased insurance costs incurred by the Seller or any of its Affiliates as a result of such claims, including any premium adjustments, whether retrospective or otherwise, associated with such policies, as such amounts are determined in accordance with those policies and programs generally applicable from time to time to the Seller and its Affiliates.  The Purchaser, any Purchaser Reorganization Transferee or the Morton Entities shall bear (and the Seller and its Affiliates shall have no obligation to repay or reimburse the Purchaser, any Purchaser Reorganization Transferee or the Morton Entities for) any deductibles or retentions associated with such claims under such policies, except to the extent an amount in respect of such deductibles or retentions is taken into account for purposes of determining amounts pursuant to Section 2.02(a)(ii) or Section 2.02(a)(iii) of this Agreement.  As of the MII Transfer End Date, the Purchaser, any Purchaser Reorganization Transferee and the Morton Entities shall no longer be permitted to make any new claims under the Occurrence Policies.

(c)           For the avoidance of doubt, except as provided in this Section 5.06, the Seller and its Affiliates shall retain all rights to control their insurance policies and programs (past, present and future), including the right to exhaust, release, commute, buy-back or otherwise impair or settle its insurance policies and programs, and to settle or otherwise resolve any disputes (provided any such settlement or resolution is reasonable with respect to any rights that the Purchaser, any Purchaser Reorganization Transferee or the Morton Entities may have under this Agreement with respect to the subject matter of such settlement) notwithstanding whether any such policies or programs apply to any Liabilities of the Purchaser, any Purchaser Reorganization Transferee or the Morton Entities.  Other than as specifically contemplated by Section 5.06(a), (b) and (d), none of the Purchaser, any Purchaser Reorganization Transferee or the Morton Entities shall make any claims under any past, present or future insurance policies (including any insurance policies written on a claims-made basis) or any Self-Insured Programs of the Seller or its Affiliates.

(d)           Notwithstanding anything in this Agreement to the contrary, the Seller shall pay and be responsible for all workers’ compensation claims of Morton Employees with dates of loss or occurrence on or prior to the Closing Date (including all costs and collateral, and the payment and administration of such claims), and shall reimburse Purchaser, any Purchaser Reorganization Transferee and each Morton Entity (other than after consummation of the Post-Closing Legal Entity Transfer Right (if at all), the Company and any other Morton Entity that is then a subsidiary of the Company) for all Losses relating to or arising from Seller’s failure to make such payments.

(e)           From the Closing Date through the MII Transfer End Date, the Purchaser (on behalf of itself, any Purchaser Reorganization Transferee, and, from and after the Closing, the Morton Entities) agrees to use reasonable efforts consistent with past practice to maintain in full force and effect the insurance polices issued by commercial insurers to any Morton Entity (including predecessors thereof) under which insurance coverage is or may be available with respect to matters for which the Seller or any of its Affiliates has an indemnification obligation under this Agreement (such policies being the “Covered Morton Policies” and such matters being the “Covered Matters”).  In furtherance of the foregoing, the Purchaser (on behalf of itself, any Purchaser Reorganization Transferee, and, from and after the Closing, the Morton Entities) agrees that, during such period, it shall not (i) cause, and shall not attempt to cause, the transfer of any Covered Morton Policy in connection with the Purchaser Reorganization or otherwise; or (ii) commute, and shall not attempt to commute any Covered Morton Policy.  Notwithstanding the foregoing, but subject to (i) above, the Purchaser (on behalf of itself, any Purchaser Reorganization Transferee, and, from and after the Closing, the Morton Entities) shall have no responsibility or liability for any effect upon the Covered Morton Policies which results from activities undertaken as a part of or in connection with the Purchaser Reorganization.

(f)           Effective as of the Closing Date, the Company hereby causes each Morton Entity insured under a Covered Morton Policy to (i) irrevocably constitute and appoint Rohm and Haas Chemicals LLC, and its successors and assigns (“Chemicals LLC”), as the true and lawful attorney of such Morton Entity with full power of substitution in the name of Chemicals LLC, or in the name of, and on behalf of, each such Morton Entity but for the benefit of Chemicals LLC (the “Appointment”) and (ii) assign to Chemicals LLC the rights of each such Morton Entity (the “Assignment”), in each case, in respect of Agreed Covered Matters (as defined below) only to (A) make, administer and settle claims under the applicable Covered Morton Policies and (B) pursue applicable coverage with respect to such policies (including initiating, prosecuting and resolving litigation (but not including commutation of Covered Morton Policies)); provided, that Chemicals LLC shall exercise the rights granted under this Section 5.06(f)(ii) consistent with the manner in which such rights have been exercised previously by the Seller and its Affiliates in the ordinary course of business.  The Company (on behalf of itself and the other Morton Entities) and the

Purchaser (on behalf of itself and any Purchaser Reorganization Transferee) hereby agrees to execute and deliver, or cause to be executed and delivered, such other documents, certificates, agreements and other writings or things and to take such other actions as may be necessary, proper or advisable in order to effectuate and evidence the Appointment and the Assignment.  The Company hereby agrees to, and agrees to cause each Morton Entity to, cooperate fully with Chemicals LLC and its designees, at the Seller's cost and expense, with respect to an Agreed Covered Matter, including by providing information, documents and personnel in their possession or control that are reasonably requested and necessary for the purpose of pursuing or protecting the insurance coverage or defending against the Liabilities and/or Losses to which such coverage applies.  Chemicals LLC will promptly provide the Purchaser with copies of any documents (including electronic documents) prepared or received in connection with the exercise of the Appointment and shall upon reasonable request of the Purchaser, advise the Purchaser of the activities undertaken pursuant to the Appointment.  As used herein, “Agreed Covered Matters” means Covered Matters with respect to which the Seller has confirmed in writing to the Purchaser that the indemnification obligations of the Seller in Article IX hereof apply, subject only to the limitations contained therein.

(g)           In the event the Appointment and/or the Assignment, or any portion thereof, are found, held or deemed to be invalid or ineffective, the Purchaser (on behalf of itself and any Purchaser Reorganization Transferee) and the Company (on behalf of itself and the other Morton Entities) agree to cooperate fully and in good faith, at the Seller's cost and expense, with Chemicals LLC and/or its designee(s) to conduct claims with respect to Agreed Covered Matters at the direction of and for the benefit of Chemicals LLC or its Affiliates in the name of one or more of the Morton Entities.”

                        (b)  Section 3.22 of the SPA is hereby amended by inserting the following sentence at the end thereof:

“Schedule 3.22 of the Disclosure Schedule lists all the insurance policies issued by Rohm and Haas Vermont Company to any Morton Entity currently in effect.”

(c)  The Disclosure Schedule is hereby amended to include a new Section 3.22, attached hereto as Exhibit A.

(d)  By virtue of its execution of this Amendment, each of the Company and Chemicals LLC shall become a party to the SPA as of the date of this Amendment solely with respect to the terms and conditions of Section 5.06 of the SPA (as amended by this Amendment) applicable to it.

Section 2.                      Certain Employment Matters.  (a)  Section 6.02(b) of the SPA is hereby deleted and replaced with the following:

“(b)      The Purchaser shall assume from the Seller and shall be responsible for, and shall indemnify and hold harmless the Seller and its Affiliates against the actual cost of all hospital, medical, dental, vision, workers’ compensation, unemployment compensation and other welfare expenses and benefits for Active Morton Employees, including, if applicable, continuation coverage provided under Section 4980B(f) of the Code (COBRA) with respect to claims incurred by Active Morton Employees or their covered dependents on and after the Closing Date, but not including the cost of workers compensation claims with dates of loss or occurrence on or prior to the Closing Date, which claims shall be governed entirely by Section 5.06(d) of this Agreement.  For purposes of this Section 6.02(b), claims for services will be incurred on each date the service giving rise to the claim is performed.”

(b)  Section 6.02 of the SPA is hereby amended by inserting the following subsection (d) at the end thereof:

“(d)           As of the Closing Date, the Purchaser shall make available a flexible spending account plan under a cafeteria plan qualifying under Section 125 of the Code (the “Purchaser FSA”) for the benefit of each Active Morton Employee employed at a Morton Entity in the US who participates in a flexible spending account plan sponsored by the Seller or its Affiliates (the “Seller FSA”) immediately prior to the Closing Date.  The Purchaser agrees to cause the Purchaser FSA to accept a spin-off of the flexible spending account balances of the Seller FSA with respect to Active Morton Employees employed at

Morton Entities in the US and to honor and continue through the end of the 2009 calendar year the elections made by each Active Morton Employee employed at a Morton Entity in the US under the Seller FSA for the 2009 calendar year, and the Seller shall (i) transfer to the Purchaser the aggregate account balances of the flexible spending accounts of the Active Morton Employees employed at Morton Entities in the US in respect of the 2009 calendar year, whether positive or negative (the “Transferred Account Balances”) and (ii) as soon as reasonably practicable after the Closing Date, provide the Purchaser with any and all data related to the Transferred Account Balances as shall be reasonably necessary to administer the Purchaser FSA through the end of the 2009 calendar year.  As soon as practicable after the Closing Date, and in any event within thirty (30) Business Days after the amount of the Transferred Account Balances is determined, the Seller shall pay to the Purchaser, in cash, the net aggregate amount of the Transferred Account Balances, if such amount is positive, and the Purchaser shall pay to the Seller, in cash, the net aggregate amount of the Transferred Account Balances, if such amount is negative.  On and after the Closing Date, the Purchaser shall assume and be solely responsible for all claims by Active Morton Employees employed at Morton Entities in the US under the Seller FSA, whether incurred prior to, on, or after the Closing Date, that have not been paid in full as of the Closing Date.”

Section 3.                      Certain Tax Matters.  Article VII of the SPA is hereby amended by inserting the following Section 7.09 at the end thereof:

“SECTION 7.09.  Bahamas Stamp Tax Matters.  Notwithstanding Section 7.06 of the SPA, the parties agree that, in respect of the stamp tax amounts due to the Government of the Bahamas in connection with the transactions contemplated hereby, the Seller shall pay to the Purchaser fifty percent (50%) of all such tax amounts actually paid to the Government of the Bahamas by the Purchaser not later than three (3) Business Days following the Seller’s receipt of reasonably satisfactory evidence from the Purchaser of payment by the Purchaser of such tax amounts due to the Government of the Bahamas (including the amount that the Seller is responsible for hereunder), provided that the maximum aggregate amount payable by the Seller under this sentence shall not exceed $874,000.”

Section 4.                      Other Amendments and Agreements.

(a)  The text of Exhibit 2.02(b) of the SPA is hereby amended and restated in its entirety to read as follows:

“ALLOCATION OF PURCHASE PRICE

$200,000 of the Purchase Price shall be allocated to the Holdco Shares.  The remainder of the Purchase Price shall be allocated to the Company Shares.”

(b)           The Seller and the Purchaser acknowledge and agree that $200,000 (the “Holdco Amount”) of the Estimated Purchase Price being paid by the Purchaser (or its designee) by wire transfer in immediately available funds to the Purchase Price Bank Account on the Closing Date is for the benefit of Rohm and Haas Denmark Finance A/S (“ROH Denmark”).  The Seller hereby agrees to transfer the Holdco Amount to a bank account in the name of ROH Denmark as promptly as practicable upon its receipt thereof.

(c)           Notwithstanding anything in the SPA to the contrary, the Seller and the Purchaser acknowledge and agree that the agreements between the Seller and the Company listed on Exhibit B hereto shall survive the Closing and remain in full force and effect in accordance with their respective terms.

(d)  Section 2.03 of the SPA is hereby amended and restated in its entirety to read as follows:

“Subject to the terms and conditions of this Agreement (including the satisfaction or waiver of the conditions to the obligations of the parties hereto set forth in Article VIII), the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York at 10:00 a.m. New York time on October 1, 2009 (the day on which the Closing takes place being the “Closing Date”).”

(e)  The tenth (10th) word of the final sentence of Section 5.02(a) of the SPA is hereby deleted and replaced with the word “to” such that such final sentence reads in its entirety as follows:

“No investigation by the Purchaser or information made available to the Purchaser (whether before or after the date hereof) shall operate as a waiver or otherwise affect any of its rights under this Agreement, including pursuant to Articles VIII, IX and X hereof, or any representation, warranty or agreement of the Seller in this Agreement nor shall any such investigation or information be deemed to amend or supplement the Disclosure Schedule.”

(f)  Section 5.14 of the SPA is hereby amended and restated in its entirety to read as follows:

“The Seller shall cause the Morton Entities to pay in full, prior to the Closing, any (i) transaction costs to third parties incurred by the Morton Entities in the course of the transactions contemplated by this Agreement and (ii) sale or other bonuses, retention or severance payments or any other kind of monetary awards or amounts resulting from the transactions contemplated by this Agreement (including but not limited to any sale bonus to Greenbrier Consulting Group, LLC pursuant to that certain Consulting Agreement by and among the Seller, Greenbrier Consulting Group, LLC and Wes Clark, dated August 1, 2008); provided that in the event that any such costs referred to in the foregoing clauses are not paid in full prior to the Closing, the Seller shall pay (or cause to be paid by a Person other than a Morton Entity) such costs or amounts in full as promptly as practicable (and in any event in accordance with any payment terms applicable thereto), or shall reimburse the Morton Entities for any such costs paid by a Morton Entity after the Closing, as applicable, following its receipt of an invoice relating to such costs (it being agreed and understood that, for the avoidance of doubt, such costs and amounts shall be for the account of Seller and not any Morton Entity).

(g)  Clause (C) of the proviso of Section 9.04(b) of the SPA is hereby amended and restated in its entirety to read as follows:

“the maximum amount of indemnifiable Losses which may be recovered from the Seller hereunder with respect to Non-Business Liabilities and Pre-Closing Environmental Liabilities to the extent not relating to the Business shall not exceed an amount equal to $1 billion and the Seller shall not be liable for any such claim for indemnification that is made after the thirtieth anniversary of the Closing Date (provided that any claim made with reasonable specificity prior to such date shall survive until resolved), it being agreed and understood that all Pre-Closing Environmental Liabilities to the extent relating to the Business shall be subject to the maximum amount and survival period set forth in Section 9.07(e).”

(h)  The proviso of the last sentence of Section 9.07(a)(iii) of the SPA is hereby amended and restated in its entirety to read as follows:

“provided, however, that the Seller shall remain responsible for any groundwater monitoring or pumping, or pump and treat system, or other system providing on-going treatment or removal of Hazardous Materials from the environment until such is no longer required by the relevant Governmental Authority.”

(i)  Section 11.02(a) of the SPA is hereby amended by deleting “(989) 638-9347”  as the facsimile number of The Dow Chemical Company and replacing it with “(989) 638-9397”.

(j)           The final five (5) words of the definition of “Company Indebtedness” are hereby deleted in their entirety and replaced with the following:  “in each case as of the open of business on the Closing Date.”

Section 5.                 References.  Each reference to “hereof,” “herein,” “hereunder,” “hereby” and “this Agreement” shall, from and after the date hereof, refer to the SPA as amended by this Amendment.  Notwithstanding the foregoing, references to the date of the SPA, as amended hereby, shall in all instances continue to refer to April 1, 2009, references to “the date hereof” and “the date of this Agreement” shall continue to refer to April 1, 2009 and references to the date of the Amendment and “as of the date of the Amendment” shall refer to October 1, 2009.

Section 6.                Severability.  If any term or other provision (or portion thereof) of this Amendment is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions (or remaining portions thereof) of this Amendment shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by the SPA (as amended by this Amendment) is not affected in any manner materially adverse to either party hereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify the SPA (as amended by this Amendment) so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by the SPA (as amended by this Amendment) are consummated as originally contemplated to the greatest extent possible

Section 7.                 Counterparts.  This Amendment may be executed and delivered (including by facsimile or electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement

Section 8.                 Governing Law.  This Amendment shall be governed by, and construed in accordance with, the Laws of the State of New York.  All Actions arising out of or relating to this Amendment shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York.  Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising out of or relating to this Amendment brought by either party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Amendment or the transactions contemplated by the SPA (as amended by this Amendment) may not be enforced in or by any of the above-named courts.

Section 9.                   Full Force and Effect; No Further Amendment.  Except as expressly amended hereby, the SPA is in all respects ratified and confirmed and all the terms, conditions, and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the SPA or any of the documents referred to therein.  This Amendment shall form a part of the SPA for all purposes, and the parties thereto and hereto shall be bound hereby.  From and after the execution of this Amendment by the parties hereto, any reference to the SPA shall be deemed a reference to the SPA as amended hereby.  This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the parties hereto.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Seller and the Purchaser have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

ROHM AND HAAS COMPANY

By:	/s/ Stephen Doktycz
Name: Stephen Doktycz
Title: Authorized Representative

K+S AKTIENGESELLSCHAFT

By:	/s/ Norbet Steiner
Name: Norbert Steiner
Title: CEO

By:	/s/ Jeurgen Kesper
Name: Jeurgen Kesper
Title: Authorized Signatory

MORTON INTERNATIONAL, INC.

By:	/s/ Pierre Brondeau
Name: Pierre Brondeau
Title: President

ROHM AND HAAS CHEMICALS LLC

By:	/s/ Pierre Brondeau
Name: Pierre Brondeau
Title: President and COO